

November 22, 2017

Via E-mail
John C. Popeo
President and Chief Operating Officer
Industrial Logistics Properties Trust
Two Newton Place, 255 Washington Street, Suite 300
Newton, MA 02458-1634

> **Re:** **Industrial Logistics Properties Trust**
> **Registration Statement on Form S-11**
> **Filed November 21, 2017**
> **File No. 333-221708**

Dear Mr. Popeo:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to our prior comment 4 in which you have revised your disclosure on page (iii) to explain what a logistics property is as compared to an industrial property. We further note your disclosure on page 1 that you refer to your Hawaii and Mainland properties collectively as your initial properties and your disclosure, also on page 1, that your "initial properties are industrial properties and approximately 73% of [your] annualized rental revenue as of September 30, 2017 were from logistics properties." Please revise to clarify, if true, that the term "industrial properties" includes logistics properties as well as properties used for manufacturing purposes. In addition, please disclose the percentage of logistics properties in your portfolio.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 73</u>

2.   We note your response to our prior comment 16 in which you have replaced the term "same space" with "same land area or building area." Please tell us whether you exclude any properties from the figures presented, for example such as redeveloped or repositioned properties, and, if so, disclose how many properties were removed for such reasons. Please also identify the time period covered by the prior rates. We also note that with respect to previously vacant space, you utilized the most recent rental rate for the same land or building area. Please tell us how much space was vacant in the prior period and the date at which the most recent rental rate applied. If material, please balance your disclosure to clarify if inclusion of previously vacant space within your calculations materially impacted the average annualized effective rental rates presented.

<u>Introduction to Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-2</u>

3.   We note your response to our prior comment 23 and the related changes to your disclosure. Please revise your discussion to state, if true, that you intend to account for the combination transactions as a reorganization of entities under common control in accordance with ASC Topic 805-50-30 and not a pooling of interests. Please make similar changes throughout your document where necessary.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Babette Rosenbaum Cooper, Staff Accountant, at 202-551-3396 or Bob Telewicz, Accounting Branch Chief, at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Counsel
Office of Real Estate and
Commodities

cc: Ben Armour
        Howard Berkehblit
        Sullivan & Worcester LLP
        Via E-mail

        Rick Siedel
        Industrial Logistics Properties Trust
        Via E-mail